J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04035947

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 19 July 2004

Dear Sir

Issue and Redemption of B Shares and Consolidation of Existing Ordinary Shares

Please find enclosed copies of the above announcements made to the London Stock Exchange on 19 July 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

19 July 2004

J Sainsbury plc

Issue and redemption of B shares and consolidation of existing ordinary shares

At the Extraordinary General Meeting of J Sainsbury plc held on 12 July 2004 shareholders approved a return of capital, by way of a B share scheme, of 35p for each existing issued ordinary share held at the close of business on 16 July 2004 and the consolidation of existing ordinary shares on the basis of 7 new ordinary shares for 8 existing ordinary shares.

The new ordinary shares and the B shares have today been admitted to the London Stock Exchange official list, and commence trading today.

A total of 1,943,173,266 B Shares were issued today. Following the issue of the B Shares, 1,943,173,266 existing ordinary shares were consolidated into 1,700,276,607 new ordinary shares.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Pip Wood

RECEIVED
2004 AUG -3 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 July 2004

B share scheme elections and redemption of B shares

As announced yesterday, J Sainsbury plc made a return of capital, by way of a B share scheme, of 35 pence for each existing issued ordinary share held at the close of business on 16 July 2004. As part of the return of capital, shareholders were given the following choices:

- to take an initial dividend of 35 pence in respect of their B shares;
- to have their B shares redeemed for 35 pence each; and/or
- to retain their B shares for redemption in the future.

The Company today announces that shareholders holding in aggregate:

- 319,833,132 B shares (representing 16.46% of the total number of B shares issued) have chosen to receive the initial dividend;
- 1,507,109,852 B shares (representing 77.56% of the total number of B shares issued) have chosen to have their B shares redeemed and accordingly 1,507,109,852 B shares were redeemed today; and
- 116,230,282 B shares (representing 5.98% of the total number of B shares issued) have retained their B Shares to be redeemed in the future on 18 January or 18 July in each calendar year until 18 July 2007.

Payments in respect of B shares redeemed today will be settled through the CREST system or, for certificated holders, cheques will be despatched, by no later than Monday 26 July 2004 and cheques will be despatched in respect of initial dividends by no later than Monday 26 July 2004. The next date on which outstanding B shares may be redeemed is 18 January 2005 and the Company shall be obliged to redeem all B shares remaining in issue on 18 July 2007.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Cheryl Kuczynski

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 22 July 2004

Dear Sir

B Share Scheme Elections and Redemption of B Shares

Please find enclosed copies of the above announcements made to the London Stock Exchange on 22 July 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

21 July 2004

B share scheme elections and redemption of B shares

Further to the announcement made yesterday concerning the B share scheme elections, the registrars have notified J Sainsbury plc of revised figures. These revised figures show that shareholders holding in aggregate:

- 320,050,073 B shares (representing 16.47% of the total number of B shares issued, previously announced 319,833,132 shares or 16.46%) chose to receive the initial dividend;
- 1,507,111,647 B shares (representing 77.56% of the total number of B shares issued, previously announced 1,507,109,852 shares or 77.56%) chose to have their B shares redeemed; and
- 116,011,456 B shares (representing 5.97% of the total number of B shares issued, previously announced 116,230,282 shares or 5.98%) have retained their B Shares to be redeemed in the future on 18 January or 18 July in each calendar year until 18 July 2007.

Enquiries:

Investor Relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Cheryl Kuczynski

Notes:
1. Payments in respect of B shares redeemed yesterday will be settled through the CREST system today or, for certificated holders, cheques will be despatched by no later than Monday 26 July 2004
2. Cheques will be despatched in respect of initial dividends by no later than Monday 26 July 2004
3. The next date on which outstanding B shares may be redeemed is 18 January 2005
4. The Company shall be obliged to redeem all B shares remaining in issue on 18 July 2007.